UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ophthalmic Imaging Systems

File No. 333-161778 - CF#25629

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Ophthalmic Imaging Systems submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 8, 2009, as amended.

Based on representations by Ophthalmic Imaging Systems that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.29   through April 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel